UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 09, 2024

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street, NE, Atlanta, GA 30308

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Form 1-U that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Form 1-U or in the information incorporated by reference into this Form 1-U.

The forward-looking statements included in this Form 1-U are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Actual results and performance could differ materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements included in this Form 1-U. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Form 1-U, whether as a result of new information, future events, changed circumstances or any other reason. The inclusion of such forward-looking statements in this Form 1-U should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 1-U will be achieved.

Item 4. Changes in Issuer’s Certifying Accountant

(a) Dismissal of Previously Engaged Principal Accountant

On April 09, 2024, the management of UC Asset LP (the “Company”) decided not to seek reengagement of Bolko & company (“Bolko”), which was the Company’s principal accountant auditing our financial statements since May 04, 2023.

The decision was based on the reason that Bolko claims that it no longer has the capacity to audit our financial statements, due to factors unrelated to UC Asset.

Bolko’s reports on our financial statements for the past year do not contain any adverse opinion or a disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principle.

The Company has furnished Bolko with a copy of this disclosure and has requested that Bolko furnish us with a letter addressed to the SEC stating whether it agrees with the foregoing statements. In addition, the Company has authorized Bolko to respond fully to the inquiries of its successor concerning the subject matter as set forth above.

(b) Engagement of a New Principal Accountant

On April 09, 2024, the management of UC Asset LP (the “Company”) decided to engage Integritat, Audit, Accounting & Advisory, LLC (“Integritat CPA”) as the Company’s principal accountant to audit our financial statements.

We did not consult with Integritat CPA during our two most recent fiscal years or through the date of this report regarding (i) the application of accounting principles as to a specified transaction either completed or proposed or on the type of audit opinion that may be rendered on our financial statement and neither a written nor oral advice was provided by Integritate CPA that was an important factor considered by us in reaching a decision as to any accounting auditing or financial report issue; (ii) any matter that was the subject of a disagreement as a reportable event as defined in Item 304(a)(l)(iv) and (v) of Regulation S-K.

c) Letter from Previously Engaged Principal Accountant

On April 10, 2024, our previously engaged principal accountant Bolko furnished us with a letter addressed to the SEC stating whether it agrees with the statements in this Form 1-U. This letter is hereby filed with this Form 1-U as Schedule A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Larry Xianghong Wu
Name:	Larry Xianghong Wu
Title:	Majority Member of General Partner

Date 04/10/2024

Schedule A: Letter to SEC from Bolko

Bolko & Company

2700 N Military Trail, Suite 340

Boca Raton, Florida 33431

May 10, 2024

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re: UC Asset LP

Ladies and Gentlemen:

We have read the statements under item 4(a) dated May 09, 2024, included in this Form 1-U, by UC Asset LP (the “Company”) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm. We have no basis to, and therefore, do not agree or disagree with the other statements made by the Company in this Form 1-U.

Sincerely,

/s/ Richard Bolko

Managing Member

Bolko & Company

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